Exhibit (b)(1)

EXECUTION VERSION

GOLDMAN SACHS BANK USA GOLDMAN SACHS LENDING PARTNERS LLC 200 West Street New York, New York 10282-2198	JPMORGAN CHASE BANK, N.A. 383 Madison Avenue New York, New York 10179

PERSONAL AND CONFIDENTIAL

October 27, 2016

QUALCOMM Incorporated

5775 Morehouse Drive

San Diego, California 92121

Attention:	David Wise Senior Vice President and Treasurer

Project River

364-Day Bridge Loan Facility Commitment Letter

Ladies and Gentlemen:

Goldman Sachs Bank USA (“Goldman Sachs”), Goldman Sachs Lending Partners LLC (“GS Lending Partners”) and JPMorgan Chase Bank, N.A. (“JPMorgan” and, together with Goldman Sachs, GS Lending Partners and each Lender (as defined in Annex B) that becomes a party to this Commitment Letter as an additional “Commitment Party” pursuant to Section 3 hereof, collectively, the “Commitment Parties,” “we” or “us”) are pleased to confirm the arrangements under which (i) Goldman Sachs and JPMorgan are exclusively authorized by QUALCOMM Incorporated (the “Borrower” or “you”) to act as joint lead arrangers and joint bookrunners, (ii) Goldman Sachs is exclusively authorized by you to act as sole administrative agent in connection with, and (iii) each Commitment Party commits to provide the financing for, certain transactions described herein, in each case on the terms and subject to the conditions set forth in this letter and the attached Annexes A, B and C hereto (collectively, this “Commitment Letter”).

You have informed us that the Borrower, through a wholly-owned subsidiary (“Buyer”), intends to acquire all of the outstanding equity interests (including, without limitation, upon dissolution of the Target (as defined below) following the acquisition of equity interests of the Target representing at least the Asset Sale Threshold referenced in the Acquisition Agreement (as defined below) of the outstanding equity interests of the Target) (the “Acquisition”) of an entity previously identified to us and codenamed “River” (the “Target”, and together with its subsidiaries, the “Acquired Business”) pursuant to a purchase agreement (including the exhibits, schedules and all related documents, collectively the “Acquisition Agreement”) to be entered into by Buyer and the Target. The Acquisition will be effected through (i) the purchase of shares of common stock of the Target by Buyer in the Offer (as defined in the Acquisition Agreement) on the Closing Date (as defined in Annex B hereto) and (ii) as promptly as practical following the closing of the Subsequent Offering Period (as defined in the Acquisition Agreement), the implementation of the Post-Offer Reorganization (as defined in the Acquisition Agreement), with the result that the Target will be a direct or indirect wholly-owned subsidiary of the Borrower. You have also informed us that the Acquisition and related transaction fees and expenses are expected to be financed, in part, from a combination of the following: (i) existing liquidity sources, including available cash of the Borrower, (ii) the issuance by the Borrower of senior unsecured notes (the “Notes”) pursuant to one or more registered public offerings or Rule 144A or other private placements in an aggregate principal amount of up to $9,622.0 million, and (iii) the borrowings by the Borrower of loans under a senior unsecured delayed draw term loan facility in an aggregate principal amount of up to $4,000.0 million (the “Term Loan Facility”, the loans thereunder the “Term Loans” and, together with the Notes, the “Permanent Financing”) or, to the extent the Borrower does not issue and borrow the Permanent Financing on or before the time the Acquisition is consummated, borrowings by the Borrower of loans (the “Bridge Loans”) under a senior unsecured 364-day bridge loan facility in an aggregate principal amount up to $13,622.0 million (the “Bridge Facility”) comprised of (a) a $9,622.0 million tranche (“Tranche 1”), which Tranche 1 may be borrowed in lieu of the Notes and to backstop the net cash proceeds the Acquired Business is anticipated to receive in connection with the Specified Asset Sale (as defined on Annex B), and (b) a $4,000.0 million tranche (“Tranche 2” and, each of Tranche 1 and Tranche 2, a “Tranche”), which Tranche 2 may be borrowed in lieu of the Term Loans, in each case having the terms set forth on Annex B (the transactions referred to in this sentence are collectively referred to herein as the “Transactions”).

1.	Commitments; Titles and Roles.

(i) Goldman Sachs and JPMorgan are pleased to confirm their respective agreement to act, and you hereby appoint each of Goldman Sachs and JPMorgan to act, as joint lead arrangers and joint bookrunners (each an “Arranger” and, collectively, the “Arrangers”) and (ii) Goldman Sachs is pleased to confirm its agreement to act, and you hereby appoint Goldman Sachs to act, as sole administrative agent (the “Administrative Agent”), in each case for the Bridge Facility. Goldman Sachs is pleased to commit, severally and not jointly, to provide the Borrower (i) $2,500.0 million of Tranche 1 of the Bridge Facility and (ii) $0.0 million of Tranche 2 of the Bridge Facility, GS Lending Partners is pleased to commit, severally and not jointly, to provide the Borrower (i) $2,311.0 million of Tranche 1 of the Bridge Facility and (ii) $2,000.0 million of Tranche 2 of the Bridge Facility, and JPMorgan is pleased to commit, severally and not jointly, to provide the Borrower (i) $4,811.0 million of Tranche 1 of the Bridge Facility and (ii) $2,000.0 million of Tranche 2 of the Bridge Facility; provided that, the amount of each Tranche of the Bridge Facility and the aggregate commitment of the Commitment Parties hereunder for such Tranche shall be automatically reduced on a pro rata basis (or allocated between any affiliated Commitment Parties as they and the Arrangers may otherwise determine) within such Tranche at any time on or after the date hereof, in each case as set forth in the section titled “Mandatory Prepayments/Commitment Reductions” in Annex B hereto. It is further agreed that Goldman Sachs will appear on the top left of the cover page of any marketing materials for the Bridge Facility, and will hold the roles and responsibilities conventionally understood to be associated with such name placement, including primary syndication responsibilities and communications to the market with respect to the Bridge Facility. The Borrower agrees that JPMorgan may perform its responsibilities hereunder through its affiliate, J.P. Morgan Securities LLC. Our fees for our commitment and for services related to the Bridge Facility are set forth in a separate arranger fee letter (the “Arranger Fee Letter”) entered into by the Borrower, Goldman Sachs, GS Lending Partners and JPMorgan on the date hereof and a separate administrative agent fee letter entered into by the Borrower and Goldman Sachs on the date hereof (the “Agent Fee Letter” and, together with the Arranger Fee Letter, the “Fee Letters”). No additional agents, co-agents or arrangers will be appointed, no other titles awarded and no compensation (except as set forth in this Commitment Letter) will be paid in order to obtain commitments in connection with the Bridge Facility, unless you and we shall so agree.

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2.	Conditions Precedent.

The Commitment Parties’ respective commitments and agreements are subject only to (i) the execution and delivery of appropriate definitive loan documents relating to the Bridge Facility including, without limitation, a bridge loan agreement (the “Bridge Loan Agreement”) and other related definitive documents (collectively, the “Loan Documents”) that are substantially consistent with the terms set forth in this Commitment Letter and are otherwise acceptable to us and you, (ii) the Borrower having engaged, not later than the date of the Borrower’s acceptance of this Commitment Letter, one or more investment and/or commercial banks satisfactory to us and you (collectively, the “Financial Institution”) to arrange or place the Permanent Financing on terms and conditions reasonably satisfactory to us and (iii) the conditions set forth in Annex C hereto. Notwithstanding anything in this Commitment Letter, the Fee Letters, the Loan Documents or any other letter agreement or other undertaking concerning the financing of the transactions contemplated hereby to the contrary, the only conditions to availability of the Bridge Facility on the Closing Date are set forth in this Section 2 and in Annex C hereto (collectively, the “Funding Conditions”); it being understood that there are no conditions (implied or otherwise) to the commitments hereunder (including compliance with the terms of the Commitment Letter, the Fee Letters, the Loan Documents or otherwise) other than the Funding Conditions (and upon satisfaction or waiver of the Funding Conditions, the funding duly requested by the Borrower under the Bridge Facility on the Closing Date shall occur).

Notwithstanding anything in this Commitment Letter to the contrary, (a) the only representations relating to the Acquired Business or the Borrower the accuracy of which will be a condition to the availability of the Bridge Facility on the Closing Date will be (i) the representations made in the Acquisition Agreement as are material to the interests of the Lenders and the Commitment Parties (but only to the extent that the Borrower or its applicable affiliates have the right not to consummate the Acquisition, or to terminate their respective obligations (or otherwise do not have an obligation to close), under the Acquisition Agreement as a result of a failure of such representations in the Acquisition Agreement to be true and correct) (the “Acquisition Representations”) and (ii) the Specified Representations (as defined below), and (b) the terms of the documentation for the Bridge Facility will be such that they do not impair the availability of the Bridge Facility on the Closing Date if the conditions set forth herein and in Annex C hereto are satisfied (it being understood that nothing in the preceding clause (a) will be construed to limit the applicability of the individual conditions set forth in this Section 2 or in Annex C hereto). As used herein, “Specified Representations” means representations made by the Borrower and the Guarantors in the Loan Documents relating to incorporation or formation; organizational power and authority to enter into the Loan Documents; due execution, delivery and enforceability of the Loan Documents; solvency as of the Closing Date of the Borrower and its subsidiaries on a consolidated basis after giving effect to the Transactions (solvency to be defined in a manner consistent with Schedule I to Annex C hereto); no conflicts of the Loan Documents with laws, charter documents or agreements with respect to indebtedness of the Borrower or its subsidiaries (after giving effect to the Acquisition) in a committed or outstanding principal amount of $400 million or more (each a “Material Debt Instrument”) (which representation shall not be subject to a “material adverse effect” qualifier); the Borrower’s audited financial statements filed prior to the date hereof for the fiscal year ended September 27, 2015 fairly present in all material respects in accordance with GAAP the consolidated financial position of the Borrower and its subsidiaries as at such date and their consolidated results of operation for the period then ended; Federal Reserve margin regulations; the Investment Company Act; OFAC and other sanctions laws, the Patriot Act (as defined below) and other anti-terrorism laws, FCPA and other anti-corruption laws; and use of proceeds.

3.	Syndication.

The Arrangers shall promptly after the date hereof syndicate the Bridge Facility to the Lenders (as defined in Annex B hereto), and you acknowledge and agree that the commencement of syndication shall occur in

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the discretion of the Arrangers. The selection of the Lenders (a) from the date hereof until 45 days following the date hereof (the “Initial Syndication Period”), shall be made jointly by the Arrangers and the Borrower in accordance with the syndication plan (the “Syndication Plan”) for the Bridge Facility agreed to by the Borrower and the Arrangers prior to the date hereof and (b) following the Initial Syndication Period, if and for so long as a Successful Syndication (as defined in the Arranger Fee Letter) has not been achieved, shall be made by the Arrangers in consultation with the Borrower. The Arrangers will lead the syndication, including determining the timing of all offers to potential Lenders, any title of agent or similar designations or roles awarded to any Lender and the acceptance of commitments, the amounts offered, the final commitment allocations and the compensation provided to each Lender from the amounts to be paid to the Commitment Parties pursuant to the terms of this Commitment Letter and the Arranger Fee Letter; provided, that (x) during the Initial Syndication Period, all such determinations shall be made jointly by the Arrangers and the Borrower in accordance with the Syndication Plan and (y) following the Initial Syndication Period, such determinations shall be made by the Arrangers in consultation with the Borrower. The respective commitments of Goldman Sachs, GS Lending Partners and JPMorgan hereunder with respect to each Tranche of the Bridge Facility shall be reduced pro rata within such Tranche dollar-for-dollar (and with respect to the commitments of Goldman Sachs and GS Lending Partners, allocated between them as they shall determine) as and when commitments for such Tranche of the Bridge Facility are received from Lenders to the extent that each such Lender which has been selected pursuant to the syndication process set forth above becomes (i) party to this Commitment Letter as an additional “Commitment Party” pursuant to a joinder agreement or other documentation in form and substance reasonably satisfactory to us and you (a “Joinder Agreement”) or (ii) party to the Bridge Loan Agreement as a “Lender” thereunder; provided further, however, with respect to any syndication of any portion of the commitments as set forth above other than to a Lender which either (x) is set forth in the Syndication Plan or the Borrower has otherwise approved in writing (after the Initial Syndication Period, such approval not to be unreasonably withheld, delayed or conditioned) or (y) after the Initial Syndication Period, is a commercial or investment bank whose long-term senior unsecured debt is rated investment grade either by Moody’s (as defined below) or S&P (as defined below) upon first becoming party to this Commitment Letter or the Bridge Loan Agreement, the Commitment Parties shall not be relieved, released or novated from their respective obligations hereunder with respect to such portion of their commitments until the funding on the Closing Date has occurred. The parties hereto agree to cooperate in good faith to execute and deliver one or more Joinder Agreements promptly upon the selection of, and allocation of commitments to, the Lenders by the Arrangers in consultation with you, but subject to (to the extent applicable) your consent, approval and other rights as set forth above. The Borrower agrees to use commercially reasonable efforts to ensure that the Arrangers’ syndication efforts benefit materially from the existing lending relationships of the Borrower and its subsidiaries and, to the extent practical and appropriate (and not in contravention of the Acquisition Agreement) of the Acquired Business. To facilitate an orderly and Successful Syndication of the Bridge Facility, you agree that, until the earliest of (x) the termination of the syndication by the Arrangers, (y) the date a Successful Syndication is achieved and (z) 60 days following the Closing Date (such earliest date, the “Syndication Date”), the Borrower will not, and the Borrower will use commercially reasonable efforts (to the extent not in contravention of the Acquisition Agreement) to ensure that the Acquired Business will not, syndicate, incur or issue, attempt to syndicate, incur or issue, announce or authorize the announcement of the syndication, incurrence or issuance of any debt facility or any debt security of the Borrower or any of its subsidiaries or of the Acquired Business that would reasonably be expected to materially impair the syndication of the Bridge Facility as determined by the Arrangers, including any renewals or refinancings of any existing debt facility or debt security (other than (a) the Bridge Facility, (b) the Permanent Financing, (c) with respect to the Acquired Business, indebtedness permitted to be incurred pursuant to the terms of the Acquisition Agreement, (d) any Excluded Debt (as defined in Annex B hereto) (other than Excluded Debt described in clause (v) of the definition thereof), (e) long-term indebtedness in an aggregate principal amount of up to $2.0 billion for the refinancing of the Borrower’s commercial paper program and (f) indebtedness in an aggregate principal amount of up to $1.0 billion for share repurchases), without the prior written consent of the Arrangers (such consent not to be unreasonably withheld).

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Until the Syndication Date, the Borrower agrees to cooperate with the Arrangers and agrees to use commercially reasonable efforts to cause the Acquired Business to cooperate with the Arrangers (but in all instances subject to, and not in contravention of, the terms of the Acquisition Agreement), in connection with (i) the preparation of one or more customary information packages for the Bridge Facility regarding the business, operations, financial projections and prospects of the Borrower and the Acquired Business (collectively, the “Confidential Information Memorandum”), including, without limitation, all information relating to the transactions contemplated hereunder prepared by or on behalf of the Borrower or the Acquired Business reasonably deemed necessary by the Arrangers to complete the syndication of the Bridge Facility, (ii) using commercially reasonable efforts to obtain prior to the launch of general syndication updated ratings of the Borrower’s senior unsecured indebtedness from Moody’s Investor Services, Inc. (“Moody’s”) and from S&P Global Inc. (“S&P”), in each case taking into account the Transactions, (iii) the presentation of one or more information packages for the Bridge Facility in format and content reasonably acceptable to the Arrangers and the Borrower (collectively, the “Lender Presentation”) in meetings at times and locations to be mutually agreed upon and other communications with prospective Lenders or agents in connection with the syndication of the Bridge Facility and (iv) arranging for direct contact between senior management and representatives, with appropriate seniority and expertise, of the Borrower with prospective Lenders (and the use of commercially reasonable efforts to ensure direct contact between senior management and representatives, with appropriate seniority and expertise, of the Acquired Business with prospective Lenders (consistent with the terms of the Acquisition Agreement)) and participation of such persons in meetings at reasonable times and locations mutually agreed upon. Without limiting your obligations to assist with syndication efforts as set forth herein, it is understood that each Commitment Party’s commitments hereunder are not subject to or conditioned upon syndication of, or receipt of commitments in respect of the Bridge Facility, and notwithstanding anything to the contrary contained in this Commitment Letter, the Fee Letters or the Loan Documents neither the commencement nor completion of the syndication of the Bridge Facility nor the obtainment of ratings shall constitute a condition to the availability of the Bridge Facility on the Closing Date. It is also understood that the Borrower will not be required to provide any information to the extent that the provision thereof would violate (i) any attorney-client privilege or (ii) law, rule or regulation applicable to the Borrower, the Acquired Business or your or their respective affiliates or (iii) any obligation of confidentiality from a third party binding on you, the Acquired Business or your or their respective affiliates (so long as (x) such confidentiality obligation was not entered into in contemplation of the Transactions and (y) you provide the Commitment Parties notice of the existence of such confidentiality obligation (to the extent providing such notice will not violate such obligation of confidentiality)). The Borrower will be solely responsible for the contents of any such Confidential Information Memorandum and Lender Presentation (other than, in each case, any information contained therein of a general economic or industry-specific nature or that has been provided for inclusion therein by the Commitment Parties solely to the extent such information relates to the Commitment Parties) and all other information, documentation or materials delivered to the Commitment Parties in connection therewith (collectively, the “Information”) and acknowledges that the Commitment Parties will be using and relying upon the Information without independent verification thereof. The Borrower agrees that Information regarding the Bridge Facility and Information provided by the Borrower, the Acquired Business or their respective representatives to any Commitment Party in connection with the Bridge Facility (including, without limitation, draft and execution versions of the Loan Documents, the Confidential Information Memorandum, the Lender Presentation, publicly filed financial statements, and draft or final offering materials relating to contemporaneous or prior securities issuances by the Borrower or the Acquired Business) may be disseminated to potential Lenders and other persons through one or more internet sites (including an IntraLinks, SyndTrak, Debtdomain or other electronic workspace (the “Platform”)) created for purposes of syndicating the Bridge Facility or otherwise, in accordance with the

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Arrangers’ standard syndication practices, and you acknowledge that no Commitment Party nor any of its affiliates will be responsible or liable to you or any other person or entity for damages arising from the use by others of any Information or other materials obtained on the Platform, except to the extent such damages have resulted from the willful misconduct, bad faith or gross negligence of such Commitment Party or its affiliates (as determined by a court of competent jurisdiction in a final and non-appealable judgment).

The Borrower acknowledges that certain of the Lenders may be “public side” Lenders (i.e. Lenders that do not wish to receive material non-public information with respect to the Borrower, the Acquired Business or their respective affiliates or any of their respective securities) (each, a “Public Lender”). At the request of the Arrangers, the Borrower agrees to prepare an additional version of the Confidential Information Memorandum and the Lender Presentation to be used by Public Lenders that does not contain material non-public information concerning the Borrower, the Acquired Business, or their respective affiliates or securities. The information to be included in the additional version of the Confidential Information Memorandum will be substantially consistent with the information included in any offering memorandum for the offering for the Notes. It is understood that in connection with your assistance described above, you will provide a customary authorization letter to the Arrangers authorizing the distribution of the Information to prospective Lenders and containing a customary 10b-5 representation and a representation to the Commitment Parties, in the case of the public-side version, that such Information does not include material non-public information about the Borrower, the Acquired Business, or their respective affiliates or their respective securities, and the Confidential Information Memorandum shall exculpate us, the Borrower, the Acquired Business and their respective affiliates with respect to any liability related to the use or misuse of the content of the Confidential Information Memorandum. In addition, the Borrower will clearly designate as such all Information provided to any Commitment Party by or on behalf of the Borrower or the Acquired Business which is suitable to make available to Public Lenders. The Borrower acknowledges and agrees that the following documents may be distributed to all Lenders (including Public Lenders) (unless the Borrower notifies the Arrangers in writing (including by email) within a reasonable time prior to their intended distribution (after you have been given a reasonable opportunity to review such documents) that any such document should only be distributed to prospective private Lenders): (a) drafts and final versions of the Loan Documents and notes (if any); (b) administrative materials prepared by the Arrangers for prospective Lenders (such as a lender meeting invitation, allocations and funding and closing memoranda); and (c) term sheets and notification of changes in the terms of the Bridge Facility.

To the extent requested by either party, the parties hereto agree to negotiate in good faith and to use reasonable efforts to finalize, execute and deliver the Loan Documents (initial drafts of which shall be prepared by counsel to the Arrangers) as soon as practical following the date hereof.

In addition, the Borrower agrees to use commercially reasonable efforts (to the extent not in contravention of the Acquisition Agreement) to cause the Notes to be issued or placed on or prior to the Closing Date, which efforts will include, without limitation, (i) the preparation of a preliminary prospectus or preliminary offering memorandum or preliminary private placement memorandum suitable for use in a customary “road show” and which will be in a form that will enable the independent registered public accountants of the Borrower and the Acquired Business, as applicable, to render a customary “comfort letter” (including customary “negative assurances”), which offering document shall be delivered at the beginning of the period referred to in clause (ii) below, and (ii) the participation of senior management and representatives of the Borrower in a road show during the 15 consecutive business day period ending on the Closing Date; provided that (a) such period shall not include November 25, 2016; (b) if such period has not ended on or prior to December 16, 2016, it shall not commence before January 3, 2017; and (c) if such period has not ended on or prior to August 18, 2017, it shall not commence before September 5, 2017.

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The Borrower also agrees to use commercially reasonable efforts (to the extent not in contravention of the Acquisition Agreement) to deliver to the Arrangers information of a type customarily provided by debtors that is necessary to prepare the Confidential Information Memorandum and to afford the Arrangers a period of at least 20 consecutive business days following the delivery of such information to syndicate the Bridge Facility; provided that (a) such period shall not include November 25, 2016 and (b) the foregoing 20 consecutive business day period shall not reset on account of the Borrower providing subsequent quarterly or annual financial statement to the Arrangers pursuant to paragraph 3 of Annex C to this Commitment Letter.

4.	Information.

The Borrower represents and covenants that (i) all written or formally presented Information (other than projections and other forward-looking materials and information of a general economic or industry specific nature) provided directly or indirectly by the Acquired Business or the Borrower to the Commitment Parties or the Lenders in connection with the Transactions is and will be when furnished, when taken as a whole, complete and correct in all material respects and does not and will not contain when furnished, when taken as a whole, any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (in each case after giving effect to all supplements and updates provided thereto); provided, that such representation and covenant with respect to the Acquired Business and its representatives is made to the Borrower’s knowledge; and (ii) the projections and other forward-looking information that have been or will be made available to the Commitment Parties or the Lenders by or on behalf of the Acquired Business or the Borrower in connection with the Transactions have been and will be prepared in good faith based upon assumptions that are believed by the preparer thereof to be reasonable at the time such financial projections are furnished to the Commitment Parties or the Lenders, it being understood and agreed that projections and other forward-looking information are as to future events and are not to be viewed as facts, are subject to significant uncertainties and contingencies, many of which are out of the Borrower’s or Acquired Business’ control, that no assurance can be given that any particular projections will be realized and that actual results during the period or periods covered by such projections may differ significantly from the projected results and such differences may be material. You agree that if at any time prior to the later of (i) the Closing Date and (ii) the Syndication Date, any of the representations in the preceding sentence would be incorrect in any material respect (to your knowledge insofar as it applies to the information concerning the Acquired Business) if the Information and projections were being furnished, and such representations were being made, at such time, then you will promptly supplement, or cause to be supplemented (and with respect to the Acquired Business, use commercially reasonably efforts to cause the Acquired Business to supplement), the Information and projections so that such representations will be correct in all material respects in light of the circumstances under which such statements are made (to your knowledge insofar as it applies to information regarding the Acquired Business). In arranging and syndicating the Bridge Facility, we will be entitled to use and rely on the Information and the projections without responsibility for independent verification thereof. We have no obligation to conduct any independent evaluation or appraisal of the assets or liabilities of you, the Acquired Business or any other party or to advise or opine on any related solvency issues. Notwithstanding the foregoing, it is understood that each Commitment Party’s commitments hereunder are not subject to or conditioned upon the accuracy of the representations or compliance with the covenants set forth in this Section 4, and notwithstanding anything to the contrary contained in this Commitment Letter or the Fee Letters, the accuracy of such representations or the compliance with such covenants shall not constitute a condition to the availability of the Bridge Facility on the Closing Date or at any time thereafter.

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5.	Indemnification and Related Matters.

In connection with arrangements such as this, it is our firm’s policy to receive indemnification. The Borrower agrees to the provisions with respect to our indemnity and other matters set forth in Annex A hereto, which is incorporated by reference into this Commitment Letter.

6.	Assignments.

This Commitment Letter may not be assigned by you without the prior written consent of the Commitment Parties (and any purported assignment without such consent will be null and void), is intended to be solely for the benefit of the Commitment Parties and the other parties hereto and, except as set forth in Annex A hereto, is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto. Each Commitment Party may assign its commitments and agreements hereunder, in whole or in part, (i) to any of its affiliates and (ii) in the case of each of Goldman Sachs, GS Lending Partners and JPMorgan, to any additional “Commitment Parties” who become party to this Commitment Letter pursuant to a Joinder Agreement or other documentation reasonably satisfactory to Goldman Sachs, GS Lending Partners, JPMorgan and the Borrower as provided for in Section 3 above, and upon any such assignment, each of Goldman Sachs, GS Lending Partners and JPMorgan will (in the case of this clause (ii), only to the extent permitted in Section 3 above), be released from that portion of its commitments and agreements that has been so assigned. In the event that any reduction of the commitments of the Commitment Parties is required under the terms hereof, Commitment Parties which are affiliated with each other may allocate such reduction of commitments between themselves as such affiliated Commitment Parties may agree, provided that such allocation shall not change the combined commitment reduction required under the terms hereof with respect to such affiliated Commitment Parties. Neither this Commitment Letter nor the Fee Letters may be amended or any term or provision hereof or thereof waived or otherwise modified except by an instrument in writing signed by each of the parties hereto or thereto, as applicable, and any term or provision hereof or thereof may be amended or waived only by a written agreement executed and delivered by all parties hereto or thereto.

7.	Confidentiality.

Please note that this Commitment Letter, the Fee Letters and any written communications provided by the Commitment Parties in connection with this arrangement are exclusively for the information of the Borrower and may not be disclosed by you to any other person without our prior written consent except, after providing written notice to the Commitment Parties (to the extent practicable and not prohibited by applicable law), pursuant to a subpoena or order issued by a court of competent jurisdiction or by a judicial, administrative or legislative body or committee; provided that we hereby consent to your disclosure of (i) this Commitment Letter, the Fee Letters and such communications and discussions to the Borrower’s and its affiliates’ respective officers, directors, employees and advisors (including legal counsel, independent auditors and other experts or agents) who are directly involved in the consideration of the Transactions (including in connection with providing accounting and tax advice to the Borrower and its affiliates) on a confidential basis, (ii) this Commitment Letter, the Fee Letters or the information contained herein and therein to the Acquired Business and its officers, directors, employees, agents and advisors (including legal counsel, independent auditors and other experts or agents) in connection with the Transactions, who are directly involved in the consideration of the Transactions to the extent you notify such persons of their obligations to keep such material confidential (provided that any disclosure of the Fee Letters or its terms or substance to the Acquired Business or its officers, directors, employees, agents and advisors shall be redacted in a manner reasonably satisfactory to us), (iii) this Commitment Letter and the Fee Letters as required by applicable law or compulsory legal process (in which case you agree to inform us promptly thereof to the extent practicable and not prohibited by applicable law), (iv)

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following your acceptance of the provisions hereof and return of an executed counterpart of this Commitment Letter to the Commitment Parties as provided below, a copy of any portion of this Commitment Letter (but not the Fee Letters other than the existence thereof) in any public record in which you are required by law or regulation on the advice of your counsel to file it, (v) the aggregate fee amounts contained in the Fee Letters as part of projections, pro forma information or a generic disclosure of aggregate sources and uses related to aggregate compensation amounts related to the Transactions to the extent customary or required in offering and marketing materials for the Bridge Facility, Notes or in any public filing relating to the Transactions, in each case in a manner which does not disclose the fees payable pursuant to the Fee Letters (except in the aggregate), (vi) this Commitment Letter and the information contained herein and the Fee Letters in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to this Commitment Letter, the Fee Letters or the transactions contemplated hereby or thereby or enforcement hereof or thereof, (vii) the information contained in Annex B hereto in any prospectus or other offering memorandum relating to the Notes, and (viii) the information contained in Annex B hereto to Moody’s and S&P; provided that such information is supplied to Moody’s and S&P only on a confidential basis after consultation with us.

Each Commitment Party will treat as confidential all information provided to it by or on behalf of the Borrower or the Acquired Business or any of your or its subsidiaries or affiliates, and shall not disclose such information to any third party or circulate or refer publicly to such information without the Borrower’s prior written consent; provided, however, that nothing herein will prevent each Commitment Party from disclosing any such information (a) pursuant to the order of any court or administrative agency, or otherwise as required by applicable law or compulsory legal process (in which case such Commitment Party agrees to inform you promptly thereof to the extent practicable and not prohibited by applicable law), (b) upon the request or demand of any regulatory authority purporting to have jurisdiction over such Commitment Party or any of its affiliates, (c) to the extent that such information is publicly available or becomes publicly available other than by reason of improper disclosure by such Commitment Party, its affiliates or any other person described in clause (d) below, (d) to such Commitment Party’s affiliates and their respective officers, directors, partners, members, employees, legal counsel, independent auditors and other experts or agents who need to know such information and on a confidential basis and who have agreed to treat such information confidentially, (e) to potential and prospective Lenders, participants and any direct or indirect contractual counterparties to any swap or derivative transaction relating to the Borrower or its obligations under the Bridge Facility, in each case, who have agreed to keep such information confidential on terms not less favorable than the provisions hereof in accordance with the standard syndication processes of the Arrangers or customary market standards for the dissemination of such type of information, (f) to Moody’s and S&P and other rating agencies or to market data collectors as reasonably determined by the Commitment Parties; provided that such information is limited to Annex B hereto and is supplied only on a confidential basis, (g) to market data collectors, similar services providers to the lending industry, and service providers to the Commitment Parties and the Lenders in connection with the administration and management of the Bridge Facility; provided that such information is limited to the existence of this Commitment Letter and information about the Bridge Facility, (h) received by such Commitment Party on a non-confidential basis from a source (other than you, the Acquired Business or any of your or their respective affiliates, advisors, members, directors, employees, agents or other representatives) not known by such Commitment Party to be prohibited from disclosing such information to such Commitment Party by a legal, contractual or fiduciary obligation, (i) to the extent that such information was already lawfully in the Commitment Parties’ possession on a non-confidential basis or is independently developed by the Commitment Parties, (j) for purposes of establishing a “due diligence” defense or (k) in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to this Commitment Letter, the Fee Letters or the transactions contemplated hereby or thereby or enforcement hereof or thereof. The Commitment Parties’ obligation under this provision shall remain in effect until the earlier of (i) two years from the date hereof and (ii) the execution and delivery of the Bridge Loan Agreement by the parties thereto, at which time any confidentiality undertaking in the Bridge Loan Agreement shall supersede the provisions in this paragraph.

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8.	Absence of Fiduciary Relationship; Affiliates; Etc.

As you know, the Commitment Parties (together with their respective affiliates, the “Affiliated Parties”) are full service financial institutions engaged, either directly or through their respective affiliates, in a broad array of activities, including commercial and investment banking, financial advisory, market making and trading, investment management (both public and private investing), investment research, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage and other financial and non-financial activities and services globally. In the ordinary course of their various business activities, the Affiliated Parties and funds or other entities in which the Affiliated Parties invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers. In addition, the Affiliated Parties may at any time communicate independent recommendations and/or publish or express independent research views in respect of such assets, securities or instruments. Any of the aforementioned activities may involve or relate to assets, securities and/or instruments of the Borrower, the Acquired Business and/or other entities and persons which may (i) be involved in transactions arising from or relating to the arrangement contemplated by this Commitment Letter or (ii) have other relationships with the Borrower or its affiliates. In addition, the Affiliated Parties may provide investment banking, commercial banking, underwriting and financial advisory services to such other entities and persons. The arrangement contemplated by this Commitment Letter may have a direct or indirect impact on the investments, securities or instruments referred to in this paragraph, and employees working on the financing contemplated hereby may have been involved in originating certain of such investments and those employees may receive credit internally therefor. Although the Affiliated Parties in the course of such other activities and relationships may acquire information about the transaction contemplated by this Commitment Letter or other entities and persons which may be the subject of the financing contemplated by this Commitment Letter, the Affiliated Parties shall have no obligation to disclose such information, or the fact that the Affiliated Parties are in possession of such information, to the Borrower or to use such information on the Borrower’s behalf.

Consistent with the Affiliated Parties’ policies to hold in confidence the affairs of their customers, the Affiliated Parties will not furnish confidential information obtained from you by virtue of the transactions contemplated by this Commitment Letter to any of their other customers. Furthermore, you acknowledge that no Affiliated Party nor any of their respective affiliates has an obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained or that may be obtained by them from any other person.

The Affiliated Parties may have economic interests that conflict with those of the Borrower, its equity holders and/or its affiliates. You agree that each Affiliated Party will act under this Commitment Letter as an independent contractor and that nothing in this Commitment Letter or the Fee Letters or otherwise will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between any Affiliated Party and the Borrower, its equity holders or its affiliates. You acknowledge and agree that the transactions contemplated by this Commitment Letter and the Fee Letters (including the exercise of rights and remedies hereunder and thereunder) are arm’s-length commercial transactions between the Affiliated Parties, on the one hand, and the Borrower, on the other, and in connection therewith and with the process leading thereto, (i) the Affiliated Parties have not assumed an advisory or fiduciary responsibility in favor of the Borrower, its equity holders or its affiliates with respect to the transactions contemplated hereby (or the exercise of rights or remedies with respect thereto) or the process leading thereto (irrespective of whether any Affiliated Party has advised, is currently advising or

10

will advise the Borrower, its equity holders or its affiliates on other matters) or any other obligation to the Borrower except the obligations expressly set forth in this Commitment Letter and the Fee Letters and (ii) each Affiliated Party is acting solely as a principal and not as the agent or fiduciary of the Borrower, its management, equity holders, affiliates, creditors or any other person. The Borrower acknowledges and agrees that the Borrower has consulted its own legal and financial advisors to the extent it deemed appropriate and that it is responsible for making its own independent judgment with respect to such transactions and the process leading thereto. The Borrower agrees that it will not claim that any Affiliated Party has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Borrower, in connection with such transactions or the process leading thereto. As you know, Goldman, Sachs & Co. has been retained by the Borrower (or one of its affiliates) as financial advisor (in such capacity, the “Financial Advisor”) in connection with the Acquisition. Each of the parties hereto agree to such retention, and further agree not to assert any claim it might allege based on any actual or potential conflicts of interest that might be asserted to arise or result from, on the one hand, the engagement of the Financial Advisor and, on the other hand, our and our affiliates’ relationships with you as described and referred to herein. In addition, each Commitment Party may employ the services of its affiliates in providing services and/or performing its or their obligations hereunder and may exchange with such affiliates information concerning the Borrower, the Acquired Business and other companies that may be the subject of this arrangement, and such affiliates will be entitled to the benefits afforded to the Commitment Parties hereunder. Each Commitment Party or its affiliates are, or may at any time be a lender under one or more existing credit facilities of the Borrower (and/or of its subsidiaries) (in such capacity, an “Existing Lender”). The Borrower further acknowledges and agrees for itself and its subsidiaries that any such Existing Lender (a) will be acting for its own account as principal in connection with such existing credit facilities, (b) will be under no obligation or duty as a result of such Commitment Party’s role in connection with the transactions contemplated by this Commitment Letter or otherwise to take any action or refrain from taking any action (including with respect to voting for or against any requested amendments), or exercising any rights or remedies, that each Existing Lender may be entitled to take or exercise in respect of such existing credit facilities and (c) may manage its exposure to such existing credit facilities without regard to any Commitment Party’s role hereunder.

In addition, please note that the Affiliated Parties do not provide accounting, tax or legal advice. Notwithstanding anything herein to the contrary, the Borrower (and each employee, representative or other agent of the Borrower) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Bridge Facility and all materials of any kind (including opinions or other tax analyses) that are provided to the Borrower relating to such tax treatment and tax structure. However, any information relating to the tax treatment or tax structure will remain subject to the confidentiality provisions hereof (and the foregoing sentence will not apply) to the extent reasonably necessary to enable the parties hereto, their respective affiliates, and their respective affiliates’ directors and employees to comply with applicable securities laws. For this purpose, “tax treatment” means U.S. federal or state income tax treatment, and “tax structure” is limited to any facts relevant to the U.S. federal income tax treatment of the transactions contemplated by this Commitment Letter but does not include information relating to the identity of the parties hereto or any of their respective affiliates.

9.	Miscellaneous.

The Commitment Parties’ commitments and agreements hereunder will terminate upon the first to occur of (i) the execution and delivery of the Loan Documents by each of the parties thereto, (ii) the consummation of the Acquisition without using the Bridge Loans, (iii) the termination of Borrower’s or Buyer’s obligation to consummate the Acquisition pursuant to the Acquisition Agreement, and (iv) the End Date (as defined in the Acquisition Agreement as in effect on the date hereof) (the earliest date in clauses (ii) through (iv) being the “Commitment Termination Date”).

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The provisions set forth under Sections 3, 4, 5 (including Annex A hereto), 7 and 8 hereof (other than any provision herein that expressly terminates upon execution of the Bridge Loan Agreement) and this Section 9 hereof and the provisions of the Fee Letters will remain in full force and effect regardless of whether definitive Loan Documents are executed and delivered.

Each party hereto agrees that any suit or proceeding arising in respect of this Commitment Letter or the Commitment Parties’ commitments or agreements hereunder or the Fee Letters will be tried exclusively in the U.S. District Court for the Southern District of New York or, if that court does not have subject matter jurisdiction, in any state court located in the City and County of New York, and each party hereby submits to the exclusive jurisdiction of, and to venue in, such court. Any right to trial by jury with respect to any action or proceeding arising in connection with or as a result of either the Commitment Parties’ commitments or agreements or any matter referred to in this Commitment Letter or the Fee Letters is hereby waived by the parties hereto. Each party hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Service of any process, summons, notice or document by registered mail or overnight courier addressed to any of the parties hereto at the addresses above shall be effective service of process against such party for any suit, action or proceeding brought in any such court. This Commitment Letter and the Fee Letters will be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts of laws; provided, that (i) the interpretation of the definition of Target Material Adverse Effect and whether or not a Target Material Adverse Effect has occurred, (ii) the determination of the accuracy of any Acquisition Representations and whether as a result of any inaccuracy thereof the Borrower, Buyer or their respective affiliates have the right to terminate their respective obligations under the Acquisition Agreement, or to decline to consummate the Transactions pursuant to the Acquisition Agreement and (iii) the determination of whether the Transactions have been consummated in accordance with the terms of the Acquisition Agreement, in each case, shall be governed by, and construed and interpreted solely in accordance with, the laws of the State of Delaware without giving effect to conflicts of laws principles that would result in the application of the Law of any other state or country.

Each of the Commitment Parties hereby notifies the Borrower that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Patriot Act”) each Commitment Party and each Lender may be required to obtain, verify and record information that identifies the Borrower and each Guarantor (as defined in Annex B hereto), which information includes the name and address of the Borrower and each Guarantor and other information that will allow each Commitment Party and such Lender to identify the Borrower and each Guarantor in accordance with the Patriot Act. This notice is given in accordance with the requirements of the Patriot Act and is effective for each Commitment Party and each Lender.

This Commitment Letter may be executed in any number of counterparts, each of which when executed will be an original, and all of which, when taken together, will constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission or electronic transmission (in pdf format) will be effective as delivery of a manually executed counterpart hereof. This Commitment Letter and the Fee Letters are the only agreements that have been entered into among the parties hereto with respect to the Bridge Facility and set forth the entire understanding of the parties with respect thereto and supersede any prior written or oral agreements among the parties hereto with respect to the Bridge Facility.

Each of the parties hereto agree that this Commitment Letter is a binding and enforceable agreement with respect to subject matter contained herein, including an agreement to negotiate in good faith the Loan

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Documents by the parties hereto in a manner consistent with this Commitment Letter, it being acknowledged and agreed that the commitments provided hereunder by the Commitment Parties are only subject to the conditions precedent set forth in Section 2 hereof and Annex C hereto.

Please confirm that the foregoing is in accordance with your understanding by signing and returning to the Commitment Parties a copy of this Commitment Letter, together with the Fee Letters executed by you, any fees owing thereunder as of the date thereof and a copy of the Acquisition Agreement executed by each of the parties thereto, prior to the time of the public announcement of the Acquisition Agreement being entered into by the parties thereto, whereupon this Commitment Letter and the Fee Letters will become binding agreements between us and you. If this Commitment Letter and the Fee Letters have not been signed and returned together with a copy of the executed Acquisition Agreement as described in the preceding sentence by such earlier time, this offer will terminate at such time. We look forward to working with you on this transaction.

[Remainder of page intentionally left blank]

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Very truly yours,

GOLDMAN SACHS BANK USA

By:	/s/ Robert Ehudin

	Name:	Robert Ehudin
	Title:	Authorized Signatory

GOLDMAN SACHS LENDING PARTNERS LLC

By:	/s/ Robert Ehudin

	Name:	Robert Ehudin
	Title:	Authorized Signatory

[Signature Page to Project River Commitment Letter]

JPMORGAN CHASE BANK, N.A.

By:	/s/ Peter B. Thauer

	Name:	Peter B. Thauer
	Title:	Managing Director

[Signature Page to Project River Commitment Letter]

ACCEPTED AND AGREED
AS OF THE DATE FIRST WRITTEN ABOVE:

QUALCOMM INCORPORATED

By:	/s/ David E. Wise

	Name:	David E. Wise
	Title:	SVP & Treasurer

[Signature Page to Project River Commitment Letter]

ANNEX A

Project River

In the event that any Commitment Party becomes involved in any capacity in any action, proceeding or investigation brought by or against any person, including shareholders, partners, members or other equity holders of the Borrower or the Acquired Business in connection with or as a result of either this arrangement or any matter referred to in this Commitment Letter or the Fee Letters (together, the “Letters”), the Borrower agrees to periodically reimburse such Commitment Party upon written demand (together with customary documentation in reasonable detail) for its reasonable and documented out-of-pocket legal and other out-of-pocket expenses (including the cost of any investigation and preparation) incurred in connection therewith (provided that any legal expenses shall be limited to one counsel for all Commitment Parties taken as a whole and if reasonably necessary, a single local counsel for all Commitment Parties taken as a whole in each relevant jurisdiction (which may be a single local counsel acting in multiple jurisdictions) and, solely in the case of an actual or perceived conflict of interest between Commitment Parties where the Commitment Parties affected by such conflict inform you of such conflict, one additional counsel in each relevant jurisdiction to each group of affected Commitment Party similarly situated taken as a whole). The Borrower also agrees to indemnify and hold such Commitment Party harmless against any and all losses, claims, damages or liabilities to any such person in connection with or as a result of either this arrangement or any matter referred to in the Letters (whether or not such investigation, litigation, claim or proceeding is brought by you, your equity holders or creditors or an indemnified person and whether or not any such indemnified person is otherwise a party thereto), except to the extent that such loss, claim, damage or liability (a) has been found by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from (x) the gross negligence, bad faith or willful misconduct of such Commitment Party or its Related Commitment Party in performing the services that are the subject of the Letters or (y) a material breach of the obligations of such Commitment Party or its Related Commitment Party under the Letters or the Loan Documents; or (b) arises from any dispute among Commitment Parties or any Related Commitment Parties of the foregoing other than any claims against a Commitment Party in its capacity or in fulfilling its role as an agent or arranger role with respect to the Bridge Facility and other than any claims arising out of any act or omission on the part of the Borrower or its affiliates or the Acquired Business (collectively, the “Indemnification Carve-outs”). In addition, such indemnity shall not, as to any indemnified person, be available with respect to any settlements effected without the Borrower’s prior written consent (which consent shall not be unreasonably withheld or delayed), but if settled with your consent, you agree to indemnify and hold harmless each indemnified person in the manner set forth above (for the avoidance of doubt, it being understood that if there is a final judgment in any such proceeding, the indemnity set forth above shall apply (subject to the exceptions thereto set forth above)). If for any reason (other than the Indemnification Carve-outs) the foregoing indemnification is unavailable to such Commitment Party or insufficient to hold it harmless, then the Borrower will contribute to the amount paid or payable by such Commitment Party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative economic interests of (i) the Borrower and the Acquired Business and their respective affiliates, shareholders, partners, members or other equity holders on the one hand and (ii) such Commitment Party on the other hand in the matters contemplated by the Letters as well as the relative fault of (i) the Borrower and the Acquired Business and their respective affiliates, shareholders, partners, members or other equity holders on the one hand and (ii) such Commitment Party with respect to such loss, claim, damage or liability and any other relevant equitable considerations. The reimbursement, indemnity and contribution obligations of the Borrower under this paragraph will be in addition to any liability which the Borrower may otherwise have, will extend upon the same terms and conditions to any affiliate of such Commitment Party and the partners, members, directors, agents, employees and controlling persons (if any), as the case may be, of such Commitment Party and any such affiliate, and will be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives

Annex A-1

of the Borrower, such Commitment Party, any such affiliate and any such person. The Borrower also agrees that neither any indemnified party nor any of such affiliates, partners, members, directors, agents, employees or controlling persons will have any liability to the Borrower or any person asserting claims on behalf of or in right of the Borrower or any other person in connection with or as a result of either this arrangement or any matter referred to in the Letters, except in the case of the Borrower to the extent that any losses, claims, damages, liabilities or expenses incurred by the Borrower or its affiliates, shareholders, partners or other equity holders have been found by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from the gross negligence, bad faith or willful misconduct of such indemnified party in performing the services that are the subject of the Letters or the material breach by such indemnified party of its obligations under the Letters; provided, however, that in no event will such indemnified party or such other parties have any liability for any indirect, consequential, special or punitive damages in connection with or as a result of such indemnified party’s or such other parties’ activities related to the Letters. Neither the Borrower nor any of its affiliates will be responsible or liable to the Commitment Parties or any other person or entity for any indirect, special, punitive or consequential damages that may be alleged as a result of the Acquisition, the Letters, the Bridge Facility, the Transactions or any related transaction contemplated hereby or thereby or any use or intended use of the proceeds of the Bridge Facility; provided, that nothing in this sentence shall limit your indemnity and reimbursement obligations set forth in this Annex A with respect to any action, proceeding or investigation brought against any Commitment Party. The provisions of this Annex A will survive any termination or completion of the arrangement provided by the Letters.

For purposes hereof, a “Related Commitment Party” of a Commitment Party means (a) any controlling person or controlled affiliate of such Commitment Party, (b) the respective directors, officers, or employees of such Commitment Party or any of its controlling persons or controlled affiliates and (c) the respective agents of such Commitment Party or any of its controlling persons or controlled affiliates, in the case of this clause (c), acting at the instructions of such Commitment Party, controlling person or such controlled affiliate; provided that each reference to a controlled affiliate or controlling person in this sentence pertains to a controlled affiliate or controlling person involved in the negotiation of this Commitment Letter or the syndication of the Bridge Facility.

Annex A-2

ANNEX B

Project River

Summary of the Bridge Facility

Capitalized terms used but not defined in this Annex B have the meanings assigned to such terms in the Commitment Letter (including its annexes) to which this Annex B is attached.

Borrower:	QUALCOMM Incorporated (the “Borrower”).

Guarantors:	Each subsidiary of the Borrower that also guarantees the Existing Revolving Credit Agreement or any other indebtedness for borrowed money of the Borrower. Each such guarantor of the Bridge Facility is referred to herein as a “Guarantor”.

Purpose/Use of Proceeds:	The proceeds of the Bridge Facility will be used (i) to fund, in part, the Acquisition and (ii) to pay fees and expenses related to the Transactions.

Joint Lead Arrangers and Joint Bookrunners:	Goldman Sachs Bank USA (“Goldman Sachs”) and JPMorgan Chase Bank, N.A. (“JPMorgan” and, together with Goldman Sachs, in their respective capacities as joint lead arrangers and joint bookrunners, the “Arrangers” and each an “Arranger”).

Administrative Agent:	Goldman Sachs (in its capacity as administrative agent, the “Administrative Agent”).

Syndication Agent:	JPMorgan.

Lenders:	Goldman Sachs, GS Lending Partners and/or other financial institutions selected in accordance with Section 3 of the Commitment Letter (each, a “Lender” and, collectively, the “Lenders”).

Amount of Bridge Loans:

Up to $13,622.0 million in aggregate principal amount of senior unsecured bridge loans (the “Bridge Loans”) consisting of:

(a) a $9,622.0 million tranche 1 term loan facility (“Tranche 1”); and

(b) a $4,000.0 million tranche 2 term loan facility (“Tranche 2” and, together with Tranche 1, the “Bridge Facility”),

less, in the case of each Tranche (as defined below), the amount of any applicable reduction to the commitments (the “Commitments”) under the Bridge Facility with respect to such Tranche on or prior to the Closing Date as set forth under the heading “Mandatory Prepayments/Commitment Reductions” below.

Each of Tranche 1 and Tranche 2 are referred to herein as a “Tranche”.

Annex B-1

Availability:	One drawing may be made under each Tranche of the Bridge Facility on the Closing Date.

Maturity:	The Bridge Loans will mature and be payable in full on the date that is 364 days after the Closing Date. No amortization will be required with respect to the Bridge Facility.

Closing Date:	The date on or before the Commitment Termination Date on which the borrowing under the Bridge Facility is made and the date Buyer pays for all shares of the Target initially validly tendered in the Offer (the “Closing Date”).

Interest Rate:	All amounts outstanding under the Bridge Facility will bear interest, at the Borrower’s option, as follows:

(a) at the Base Rate plus the Applicable Margin; or

(b) at the reserve-adjusted Eurodollar Rate plus the Applicable Margin.

As used herein, the terms “Base Rate” and “reserve-adjusted Eurodollar Rate” will have meanings customary and appropriate for financings of this type, and the basis for calculating accrued interest and the interest periods for loans bearing interest at the reserve-adjusted Eurodollar Rate will be customary and appropriate for financings of this type. In no event shall the Base Rate be less than the sum of (i) the one-month reserve-adjusted Eurodollar Rate (after giving effect to a reserve adjusted Eurodollar Rate “floor” of 0.00%) plus (ii) 1.00%.

“Applicable Margin” and “Applicable Ticking Fee Rate” means (as applicable) a percentage per annum determined in accordance with the pricing grid attached hereto as Schedule I.

Notwithstanding the foregoing, if any principal, interest, fee or other amount payable by the Borrower under the Bridge Facility is not paid when due, then such overdue amount shall accrue interest at a rate equal to the rate then applicable thereto, or otherwise at a rate equal to the rate then applicable to loans bearing interest at the rate determined by reference to the Base Rate, in each case plus an additional two percentage points (2.00%) per annum. Such interest will be payable on demand.

Interest Payments:	Quarterly for loans bearing interest with reference to the Base Rate; except as set forth below, on the last day of selected interest periods (which will be one, two, three and six months) for loans bearing interest with reference to the reserve-adjusted Eurodollar Rate (and at the end of every three months, in the case of interest periods of longer than three months); and upon prepayment, in each case payable in arrears and computed on the basis of a 360-day year (365/366-day year with respect to loans bearing interest with reference to the Base Rate).

Annex B-2

Ticking Fees:	Ticking fees (“Ticking Fee”) equal to a rate per annum equal to the Applicable Ticking Fee Rate as determined based on the Debt Ratings as in effect on the Commitment Date (as defined below) times the actual daily undrawn Commitments will accrue during the period commencing on the later of (i) the date that is 60 days after the date of the Commitment Letter and (ii) the date of execution of the Bridge Loan Agreement and ending on the earlier of the Closing Date and the date of termination of the Commitments, payable to the Lenders in arrears on the earlier of the Closing Date and the date of termination of the Commitments (such earlier date, the “Ticking Fee Payment Date”).

To the extent that, after the date of the Commitment Letter (the “Commitment Date”), the rating agencies update the Debt Ratings (pro forma for all or a portion of the Transactions) on or prior to the earlier of the termination of the Commitments and the date that is three business days after the Closing Date (the date of such change in Debt Ratings, the “Ratings Date”) such that the Debt Ratings on the Ratings Date are lower than the Debt Ratings on the Commitment Date, you agree that the Ticking Fee payable hereunder shall be adjusted to reflect such lower Debt Ratings (as if such lower Debt Ratings had been in effect on the Commitment Date) and to pay to the Administrative Agent for the account of each Lender on the later of the Ticking Fee Payment Date and the date that is two business days after the Ratings Date such additional amounts as may be necessary to reflect such incremental Ticking Fee that would have been payable had the Debt Ratings on the Ratings Date been in effect on the Commitment Date.

Duration Fees:	Duration Fees in amounts equal to the percentage, as determined in accordance with the grid below, of the principal amount of the Bridge Loan of each Lender outstanding at the close of business, New York City time, on each date set forth in the grid below, payable to the Lenders on each such date:

Duration Fees
90 days after the Closing Date	180 days after the Closing Date	270 days after the Closing Date
0.50%	0.75%	1.00%

Voluntary Prepayments/ Commitment Reductions:	Each Tranche of the Bridge Facility may be voluntarily prepaid and the Commitments thereunder may be reduced by the Borrower, in whole or in part without premium or penalty; provided that Bridge

Annex B-3

Loans bearing interest with reference to the reserve-adjusted Eurodollar Rate will be prepayable only on the last day of the related interest period unless the Borrower pays any related breakage costs. Voluntary prepayments of the Bridge Loans may not be reborrowed. Voluntary prepayments and reductions of Commitments will be applied between Tranche 1 and Tranche 2 as determined by the Borrower.

Mandatory Prepayments/ Commitment Reductions:	The following amounts shall be applied to prepay the Bridge Loans (and, prior to the Closing Date, the Commitments of the Lenders, pursuant to the Commitment Letter and the Loan Documents, shall be automatically and permanently reduced by such amounts) with respect to each Tranche as set forth below:

(a) 100% of the net cash proceeds (including into escrow) of any sale or issuance of debt securities or any incurrence or borrowing of other indebtedness for borrowed money (other than as described in clause (b) below and Excluded Debt (as defined below)), or issuance of any equity securities or equity-linked securities (other than (i) any such issuances pursuant to employee stock plans or other benefit or employee incentive arrangements, (ii) any such issuances of directors’ qualifying shares, (iii) any such issuances as direct consideration in a permitted acquisition or investment, (iv) any such issuances in connection with the conversion of options or warrants, (v) any such issuances under hedging programs and (vi) other customary exceptions to be mutually agreed upon), in each case on or after the date of the Commitment Letter by the Borrower or any of its subsidiaries;

(b) (i) 100% of the committed amount or (without duplication) (ii) 100% of the net cash proceeds (including into escrow) of Term Loans or other loans under any term loan facility or similar agreement in connection with financing the Transactions (but in the case of clause (i), only to the extent that a definitive credit or similar agreement with respect thereto has been executed and become effective and the conditions to availability thereunder are no more restrictive to the Borrower than the conditions to availability of the Bridge Facility); and

(c) 100% of the net cash proceeds (including cash equivalents) actually received of any sale or other disposition (including any casualty or condemnation) of any assets outside the ordinary course of business on or after the date of the Commitment Letter by the Borrower or any of its subsidiaries and in respect of the Specified Asset Sale by the Acquired Business prior to the Closing Date, except for (i) sales or other dispositions between or among the Borrower and its subsidiaries, (ii) sales or other dispositions, the net cash proceeds of which either (x) do not exceed $400 million in the aggregate or (y) are reinvested in the business within 6 months (or 9 months, to the extent committed to be reinvested within 6 months) following receipt;

Annex B-4

provided that the provisions of this clause (ii) (including the reinvestment rights) shall not apply to net cash proceeds received by the Acquired Business or the Borrower and its subsidiaries from any sale or other disposition of the Specified Asset Sale, (iii) sales or other dispositions of cash or cash equivalents, (iv) sales or other dispositions of accounts receivable in connection with a compromise, settlement or collection thereof; (v) sales or other dispositions of obsolete, used or surplus equipment; (vi) sales or other dispositions of assets in the Borrower’s general investment portfolio or of investments made in venture funds in the ordinary course of business; and (vii) other customary exceptions to be mutually agreed upon.

For the purposes hereof, (x) “Excluded Debt” means (i) intercompany indebtedness among the Borrower and/or its subsidiaries, (ii) ordinary course issuances under short-term commercial paper programs, (iii) capital leases, letters of credit and purchase money and equipment financings, in each case, in the ordinary course, (iv) ordinary course indebtedness under that certain Credit Agreement, dated as of February 18, 2015, among the Borrower, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent, swing line lender and L/C issuer (the “Existing Credit Agreement”) and any amendments, refinancings or replacements thereof in a committed or outstanding principal amount not exceeding $5,000 million (provided that each of Goldman Sachs and JPMorgan shall act as a lead arranger with respect to any such amendment, refinancing or renewal thereof); and (v) other indebtedness (except the Permanent Financing) in an aggregate principal amount up to $500 million and (y) “Specified Asset Sale” means the sale or other disposition by the Acquired Business of its Standard Products Unit.

Mandatory prepayments of the Bridge Loans may not be reborrowed.

Such mandatory prepayments of Bridge Loans and reductions of Commitments will be applied:

(i) with respect to amounts under clauses (a) and (c) above, first to Tranche 1, and second to Tranche 2; and

(ii) with respect to amounts under clause (b) above, first to Tranche 2, and second to Tranche 1.

All voluntary and mandatory prepayments of Bridge Loans and reductions of Commitments with respect to either Tranche as set forth above shall be allocated among the Lenders within such Tranche on a pro rata basis (or, as between Lenders within such Tranche that are affiliated with each other, allocated between them as they and the Arrangers may otherwise determine); provided that with respect to the commitments of Goldman Sachs and GS Lending Partners, such voluntary and mandatory prepayments of Bridge Loans and reductions

Annex B-5

of Commitments shall be allocated between them as they shall determine. The Borrower shall provide the Administrative Agent with prompt written notice of any mandatory prepayment required by this section.

In addition, the Commitments shall terminate on the first to occur of (i) the consummation of the Acquisition without using the Bridge Loans, (ii) the termination of Borrower’s or Buyer’s obligation to consummate the Acquisition pursuant to the Acquisition Agreement, and (iii) End Date (as defined in the Acquisition Agreement as in effect on the date hereof).

Documentation Principles:	The Loan Documents shall contain representations, warranties, covenants and events of default based on and substantially similar to the Existing Credit Agreement, and shall contain only the representations, warranties, covenants and events of default set forth below.

For purposes hereof, including the Commitment Letter and all attachments thereto, the term “substantially similar to the Existing Credit Agreement” and words of similar import means substantially the same as the Existing Credit Agreement with modifications (a) as are necessary to reflect the terms specifically set forth in the Commitment Letter (including the annexes thereto) (including the nature of the Bridge Facility as a bridge facility) and the Fee Letters, (b) to reflect any changes in law or accounting standards since the date of the Existing Credit Agreement, (c) to reflect the reasonable operational or administrative requirements of the Administrative Agent, to the extent such requirements have been generally required by the Administrative Agent in documenting other credit facilities similar to the Bridge Facility, (d) to add a customary European Union “bail-in” acknowledgement provision and (e) to accommodate the structure of the Transactions and the size and operational needs of the Borrower and its subsidiaries after giving effect to the Transactions and the other transactions contemplated hereby.

Representations and Warranties:	The Bridge Loan Agreement will include only the following representations and warranties with respect to the Borrower and its subsidiaries, which (except as set forth below) shall be substantially similar to the representations and warranties set forth in the Existing Credit Agreement taking into account the Documentation Principles, and will be made on the date of the Bridge Loan Agreement (other than solvency) and on the Closing Date: existence, qualification and power; authorization, no contravention; governmental authorization, other consents; binding effect; financial statements, no material adverse effect; accuracy of information; litigation; taxes; ERISA compliance; margin regulations, Investment Company Act; compliance with laws; OFAC and other sanctions laws, FCPA and other anti-corruption laws; Patriot Act and other anti-terrorism laws; use of proceeds; and solvency as of the Closing Date (solvency to be defined in a manner consistent with Schedule I to Annex C).

Annex B-6

Covenants:	The Bridge Loan Agreement will include only the following financial, affirmative and negative covenants with respect to the Borrower and its subsidiaries, which shall be substantially similar to the financial, affirmative and negative covenants set forth in the Existing Credit Agreement, except as set forth below, taking into account the Documentation Principles:

- Financial Covenant:	The Borrower will not permit the Consolidated Interest Coverage Ratio (as defined in the Existing Credit Agreement on the date hereof) as of the last day of any fiscal quarter of the Borrower to be less than 3.00 to 1.00.

- Affirmative Covenants:	Financial statements; certificates, other information; notices; payment of taxes; preservation of existence, etc.; compliance with laws; books and records; use of proceeds; and inspection rights.

- Negative Covenants:	Liens (to be limited to the extent necessary to avoid violation of Federal margin regulations); indebtedness; fundamental changes; and sanctions, anti-corruption laws.

Events of Default:	The Bridge Loan Agreement will include only the following events of default (and, as appropriate, grace periods) with respect to the Borrower and its subsidiaries, which shall be substantially similar to the events of default (and grace periods) set forth in the Existing Credit Agreement taking into account the Documentation Principles: failure to make payments when due; breach of covenants; material inaccuracy of any representation or warranty; cross-default with respect to Material Debt Instruments; insolvency matters; judgments of $400.0 million or more; certain ERISA events; change of control; and invalidity of the guarantees of the Guarantors.

Without limiting (and subject to) the conditions precedent referred to in Section 2 of the Commitment Letter and in Annex C attached to the Commitment Letter, the Lenders shall not be entitled to terminate the Commitments prior to the Closing Date unless a payment or bankruptcy event of default under the Bridge Loan Agreement has occurred and is continuing. The acceleration of the Bridge Loans shall be permitted at any time after they have been funded only to the extent that an event of default is outstanding and continuing at such time.

Conditions Precedent to Closing and Borrowing:	The several obligations of the Lenders to make, or cause one of their respective affiliates to make, the Bridge Loans will be subject only to the conditions precedent referred to in Section 2 of the Commitment Letter and in Annex C attached to the Commitment Letter.

Annex B-7

Assignments and Participations:	The Lenders may assign all or, in an amount of not less than $10.0 million, any part of, their respective Commitments or Bridge Loans of the Bridge Facility to one or more persons which are reasonably acceptable to (a) the Administrative Agent and (b) except (i) with respect to assignments made pursuant to the syndication provisions of the Commitment Letter or (ii) when an event of default has occurred and is continuing, the Borrower, each such consent not to be unreasonably withheld or delayed; provided that, assignments made to a Lender, an affiliate or approved fund thereof will not be subject to the above consent requirements. The Borrower’s consent shall be deemed to have been given if the Borrower has not responded within ten business days of an assignment request. Upon such assignment, such affiliate, bank, financial institution or entity will become a Lender for all purposes under the Loan Documents. A $3,500 processing fee will be required in connection with any such assignment, with exceptions to be agreed. The Lenders will also have the right to sell participations without restriction (other than to natural persons), subject to customary limitations on voting rights, in their respective shares of the Bridge Facility.

Required Lenders:	Amendments and waivers will require the approval of Lenders holding more than 50% of total Commitments or Bridge Loans (“Required Lenders”); provided that, in addition to the approval of Required Lenders, the consent of each Lender directly and adversely affected thereby will be required with respect to matters relating to (a) increases in the Commitment of such Lender, (b) reductions of principal, interest, fees or premium, (c) extensions of final maturity or the due date of any principal, interest, or fee payment, (d) certain pro rata sharing provisions, (e) the definition of Required Lenders or any other provision specifying the number or percentage of Lenders required to waive, amend or modify, or grant consents under, the Bridge Loan Agreement, (f) the amendment provisions included in the Bridge Loan Agreement or (g) the release of any material Guarantor; provided further that, changes in the allocation of mandatory prepayments and Commitment reductions between Tranches or changes otherwise affecting Lenders in one Tranche differently than Lenders in another Tranche will require the approval of the Lenders holding the majority of Bridge Loans or Commitments under each Tranche which is adversely affected thereby.

Yield Protection:	The Bridge Facility will contain customary provisions (a) protecting the Lenders against increased costs or loss of yield resulting from changes in reserve, capital adequacy and capital requirements (or their interpretation), illegality, unavailability and other requirements of law and from the imposition of or changes in certain taxes and (b) indemnifying the Lenders for “breakage costs” incurred in connection with, among other things, any prepayment of a Eurodollar Rate loan on a day other than the last day of an interest period with respect thereto. For all purposes of the Loan Documents, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines and directives promulgated thereunder and (ii) all

Annex B-8

requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States regulatory authorities, in each case, pursuant to Basel III, shall be deemed introduced or adopted after the date of the Loan Documents. The Bridge Facility will provide that all payments are to be made free and clear of taxes (with customary exceptions).

Indemnity:	The Administrative Agent, the Arrangers and the Lenders (and their respective affiliates and their respective officers, directors, employees, advisors, agents and representatives) will have no liability for, and will be indemnified and held harmless against, any loss, liability, cost or expense incurred in respect of the financing contemplated hereby or the use or the proposed use of proceeds of the Bridge Facility (except to the extent found by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from (a) the gross negligence, bad faith or willful misconduct of such indemnified party, or a material breach of the Loan Documents by such indemnified party or (b) arising from disputes among such indemnified parties other than any claims against the Administrative Agent in its capacity or in fulfilling its role as agent with respect to the Bridge Facility and other than any claims arising out of any act or omission on the part of the Borrower or its affiliates) (provided, that any legal expenses shall be limited to one counsel for all indemnified parties taken as a whole and if reasonably necessary, a single local counsel for all indemnified parties taken as a whole in each relevant jurisdiction (which may be a single local counsel acting in multiple jurisdictions) and, solely in the case of an actual or perceived conflict of interest, one additional counsel in each relevant jurisdiction to each group of affected indemnified parties similarly situated taken as a whole).

Governing Law and Jurisdiction:	The Bridge Facility will provide that the Borrower will submit to the exclusive jurisdiction and venue of the federal and state courts of the State of New York and will waive any right to trial by jury. New York law will govern the Loan Documents; provided that (i) the interpretation of the definition of Target Material Adverse Effect and whether or not a Target Material Adverse Effect has occurred, (ii) the determination of the accuracy of any Acquisition Representations and whether as a result of any inaccuracy thereof the Borrower, Buyer or their respective affiliates have the right to terminate their respective obligations under the Acquisition Agreement, or to decline to consummate the Transactions pursuant to the Acquisition Agreement and (iii) the determination of whether the Transactions have been consummated in accordance with the terms of the Acquisition Agreement, in each case, shall be governed by, and construed and interpreted solely in accordance with, the laws of the State of Delaware without giving effect to conflicts of laws principles that would result in the application of the Law of any other state or country.

Annex B-9

Counsel to the Arrangers and Administrative Agent:	Davis Polk & Wardwell LLP.

Annex B-10

Schedule I

Pricing Grid

Applicable Margin
	Closing Date through 89 days after Closing Date		90 days after Closing Date through 179 days after Closing Date		180 days after Closing Date through 269 days after Closing Date		270 days after Closing Date and thereafter		Applicable Ticking Fee Rate
Debt Ratings (S&P/Moody’s)	Base Rate Loans	Eurodollar Rate Loans	Base Rate Loans	Eurodollar Rate Loans	Base Rate Loans	Eurodollar Rate Loans	Base Rate Loans	Eurodollar Rate Loans
Pricing Level 1: ≥ AA- / Aa3	0.0 bps	62.5 bps	0.0 bps	87.5 bps	12.5 bps	112.5 bps	37.5 bps	137.5 bps	4.0 bps
Pricing Level 2: A+ / A1	0.0 bps	75.0 bps	0.0 bps	100.0 bps	25.0 bps	125.0 bps	50.0 bps	150.0 bps	5.0 bps
Pricing Level 3: A / A2	0.0 bps	87.5 bps	12.5 bps	112.5 bps	37.5 bps	137.5 bps	62.5 bps	162.5 bps	7.0 bps
Pricing Level 4: A- / A3	0.0 bps	100.0 bps	25.0 bps	125.0 bps	50.0 bps	150.0 bps	75.0 bps	175.0 bps	10.0 bps
Pricing Level 5: ≤ BBB+ / Baa1	12.5 bps	112.5 bps	37.5 bps	137.5 bps	62.5 bps	162.5 bps	87.5 bps	187.5 bps	12.5 bps

As used herein:

“Debt Rating” means, as of any date of determination, the rating as determined by either S&P or Moody’s of the Borrower’s non-credit-enhanced, senior unsecured long-term debt (collectively, the “Debt Ratings”); provided that (a) if the respective Debt Ratings issued by foregoing rating agencies differ by one level, then the Pricing Level for the higher of such Debt Ratings shall apply (with the Debt Rating for Pricing Level 1 being the highest and the Debt Rating for Pricing Level 5 being the lowest); (b) if there is a split in Debt Ratings of more than one level, then the Pricing Level that is one level lower than the Pricing Level of the higher Debt Rating shall apply; (c) if the Borrower has only one Debt Rating, the Pricing Level of such Debt Rating shall apply; and (d) if the Borrower does not have any Debt Rating, Pricing Level 5 shall apply.

Each change in the Applicable Rate resulting from a publicly announced change in the Debt Rating shall be effective during the period commencing on the date of the public announcement thereof and ending on the date immediately preceding the effective date of the next such change.

ANNEX C

Project River

Summary of Conditions Precedent to the Bridge Facility

This Summary of Conditions Precedent outlines the conditions precedent to the Bridge Facility referred to in the Commitment Letter, of which this Annex C is a part. Capitalized terms used but not defined in this Annex C have the meanings assigned to such terms in the Commitment Letter (including its annexes) to which this Annex C is attached (together with the Annexes thereto, the “Commitment Letter”).

1.	Concurrent Transactions. The terms of the Acquisition Agreement will be reasonably satisfactory to the Arrangers (it being agreed that the executed Acquisition Agreement dated the date hereof and provided to the Arrangers is reasonably satisfactory to the Arrangers) and the Buyer shall have paid (or, substantially contemporaneously with the borrowing under the Bridge Facility, shall pay) for all shares of the Target initially validly tendered in the Offer pursuant to the Acquisition Agreement without giving effect to any modifications, consents, amendments or waivers thereto or thereunder that in each case are materially adverse to the interests of the Lenders, the Commitment Parties or the Arrangers, unless the Arrangers shall have provided its written consent thereto (it being understood that any reduction in the “Offer Consideration” (as defined in the Acquisition Agreement on the date hereof) of less than 5% will be deemed not to be materially adverse to the Lenders, the Commitment Parties and the Arrangers; provided, that any reduction of the Offer Consideration shall be allocated to a reduction in any amounts to be funded under each Tranche of the Bridge Facility in an amount which is proportionate to the percentage of the aggregate Offer Consideration under the Acquisition Agreement which may be funded with such Tranche). Any modifications, consents, amendments or waivers to the Acquisition Agreement that (i) modifies the definition of “Minimum Condition” (as defined in the Acquisition Agreement on the date hereof and which, for the avoidance of doubt, will include any elections that the Buyer may make with respect to the Minimum Condition as set forth in the Acquisition Agreement on the date hereof) such that the percentage referenced therein is less than 70%, (ii) increases the Offer Consideration by more than 10% or (iii) makes any modification to Sections 2.04(a)(v) or 2.05(a) of the Acquisition Agreement (pertaining to the Buyer’s representation on the Target’s board of directors) that would result in less than a majority of the directors on the Company Board as of the Closing being directors designated by the Borrower or any of its subsidiaries (determined immediately prior to the Closing) (with each term capitalized in this clause (iii), if not otherwise defined in the Commitment Letter, having the meaning assigned to such term in the Acquisition Agreement on the date hereof), shall, in each case, be deemed to be materially adverse to the Lenders, the Commitment Parties and the Arrangers.

2.	No Material Adverse Effect. Since the date of the Acquisition Agreement, there shall not have occurred any Effect (as defined below) that would have or reasonably be expected to have, individually or in the aggregate, a Target Material Adverse Effect (as defined below); provided that clause (ii) of the definition of Target Material Adverse Effect shall be excluded from such definition for the purposes of determining the satisfaction of this paragraph 2.

“Target Material Adverse Effect” means any fact, change, event, development, occurrence or effect (each, an “Effect”) that (i) materially adversely affects the business, assets, results of operations or financial condition of the Target and its Subsidiaries (as defined in the Acquisition Agreement as in effect on the date hereof), taken as a whole, or (ii) prevents or materially impairs the ability of the Target to consummate the Transactions (as defined in the Acquisition Agreement as in effect on the date hereof); provided that, subject to the next occurring proviso in this definition, no Effect relating to or arising from any of the following shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Target Material Adverse Effect pursuant to subsection (i) of this definition: (A) general economic conditions (or changes in such conditions) in the United States, The Netherlands or any other country or region in the world in which the Target or its Subsidiaries conduct business, or conditions in the global economy generally, (B) changes in any financial, debt, credit, capital, banking or securities markets or conditions, (C) changes in interest, currency or exchange rates or the price of any commodity, security or market index, (D) changes after the date of the Acquisition Agreement in applicable Law (as defined in the Acquisition Agreement as in effect on the date hereof) (or the interpretation thereof) or changes after the date of the Acquisition Agreement in GAAP (as defined in the Acquisition Agreement as in effect on the date hereof) or other applicable accounting standards (or the interpretation thereof), (E) changes in the Target’s and its Subsidiaries’ industries in general, (F) any change in the market price, trading volume or ratings of any securities or indebtedness of the Target or any of its Subsidiaries, any change or prospective change of the ratings or the ratings outlook for the Target or any of its Subsidiaries by any applicable rating agency and the consequences of such ratings or outlook decrease, or the change in, or failure of the Target to meet, or the publication of any report regarding, any internal or public projections, forecasts, guidance, budgets, predictions or estimates of or relating to the Target or any of its Subsidiaries (it being understood that the underlying facts and circumstances giving rise to such change or failure may, if they are not otherwise excluded from the definition of Target Material Adverse Effect, be deemed to constitute and may be taken into account in determining whether a Target Material Adverse Effect has occurred or will occur), (G) the occurrence, escalation, outbreak or worsening of any hostilities, war, police action, acts of terrorism, sabotage or military conflicts, whether or not pursuant to the declaration of an emergency or war, (H) the execution and delivery of the Acquisition Agreement or the announcement or pendency of the Transactions (including by reason of the identity of Buyer (as defined in the Acquisition Agreement as in effect on the date hereof)), including the impact thereof on the relationships, contractual or otherwise, of the Target and its Subsidiaries with employees, customers, suppliers or partners (except that this clause (H) shall not apply with respect to the representations or warranties in Section 3.04 of the Acquisition Agreement (as in effect on the date hereof), except with respect to any violation of, or right arising under, Disclosed Contracts (as defined in the Acquisition Agreement as in effect on the date hereof) (to which this clause (H) shall apply)), (I) the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural or manmade disasters, any epidemic, pandemic or other similar outbreak (including any non-human epidemic, pandemic or other similar outbreak) or any other national, international or regional calamity, (J) any Action (as defined in the Acquisition Agreement as in effect on the date hereof) brought or threatened by shareholders of the Target (whether on behalf of the Target or otherwise) asserting allegations of breach of fiduciary duty relating to the Acquisition Agreement or violations of securities Laws in connection with the Company Disclosure Documents (as defined in the Acquisition Agreement as in effect on the date hereof), (K) any Action brought or that could be brought by any Third Party (as defined in the Acquisition Agreement as in effect on the date hereof) (1) challenging the Transactions or (2) asserting claims arising from, or that could arise from, the Transactions, in the case of each of sub-clauses (1) and (2) to the extent such Action arises out of a Disclosed Contract and (L) any action expressly required to be taken pursuant to the Acquisition Agreement, any action not taken because it was prohibited under this Agreement (but only in the event that the Target requested in writing Buyer’s waiver or consent to take such action and Buyer failed to provide waiver or consent), or any action taken at the express written direction of Buyer; provided, further, that with respect to subclauses (A), (B), (C), (D), (E), (G) and (I), if such Effect disproportionately affects the Target and its Subsidiaries, taken as a whole, compared to other similarly situated companies, then, to the extent not otherwise excluded from the definition of Target Material Adverse Effect, only such incremental disproportionate impact or impacts shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Target Material Adverse Effect).

Annex C-2

3.	Financial Statements. The Arrangers shall have received (i) audited financial statements of the Borrower for each of its three most recent fiscal years ended at least 60 days prior to the Closing Date; (ii) unaudited financial statements of the Borrower for any quarterly interim period or periods (other than the fourth fiscal quarter) ended after the date of its most recent audited financial statements (and corresponding periods of any prior year) and more than 40 days prior to the Closing Date (with respect to which independent auditors shall have performed a SAS 100 review); (iii) audited financial statements of the Acquired Business for each of its three most recent fiscal years ended at least 60 days prior to the Closing Date and unaudited financial statements of the Acquired Business for any quarterly interim period or periods (other than the fourth fiscal quarter) ended after the date of its most recent audited financial statements (and corresponding periods of any prior year) and more than 40 days prior to the Closing Date (with respect to which independent auditors shall have performed a SAS 100 review); and (iv) customary pro forma financial statements of the Borrower giving effect to the Transactions (and such other acquisitions), in each case as required by Rule 3-05 and Article 11 of Regulation S-X under the Securities Act of 1933, as amended (the “Securities Act”), as of the date of and for the period ending on the date of the latest financial statements delivered under clause (i) or (ii) above, as applicable, regardless of when the Borrower is required to file such financial statements with the Securities and Exchange Commission, and in each of (i) through (iv) meeting the requirements of Regulation S-X under the Securities Act. The Arrangers hereby acknowledges that the Borrower’s and the Acquired Business’s public filing with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, of any required financial statements will satisfy the requirements of this paragraph.

4.	Payment of Fees and Expenses. All costs, fees, expenses (including, without limitation, legal fees and expenses) to the extent invoiced at least two business days prior to the Closing Date and the fees contemplated by the Fee Letters payable to the Arrangers, the Administrative Agent or the Lenders shall have been paid on or prior to the Closing Date, in each case, to the extent required by the Fee Letters or the Loan Documents to be paid on or prior to the Closing Date.

5.	Customary Closing Documents. The Borrower shall have complied with the following customary closing conditions: (i) the delivery of customary legal opinions from Cravath, Swaine & Moore LLP or other counsel reasonably acceptable to the Arrangers, customary corporate records and documents from public officials, customary officer’s certificates with respect to incumbency and satisfaction of closing conditions, customary evidence of authority and a customary borrowing notice, in each case in customary form and substance reasonably satisfactory to the Arrangers and the Borrower, and (ii) delivery of a solvency certificate from the chief financial officer of the Borrower in the form attached hereto as Schedule I demonstrating pro forma solvency (on a consolidated basis) of the Borrower and its subsidiaries as of the Closing Date. The Arrangers will have received at least three business days prior to the Closing Date all documentation and other information regarding the Borrower and the Guarantors required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act, in each case to the extent reasonably requested at least ten business days prior to the Closing Date.

6.

Accuracy of Representations/No Default. At the time of and upon giving effect to the borrowing and application of the Bridge Loans on the Closing Date, (i) each Acquisition Representation shall be true and correct (but only to the extent that the Borrower or its applicable affiliates have the right not to consummate the Acquisition, or to terminate their respective obligations (or

Annex C-3

otherwise do not have an obligation to close), under the Acquisition Agreement as a result of a failure of such Acquisition Representation to be true and correct), (ii) the Specified Representations shall be true and correct in all material respects (except to the extent already qualified by materiality or material adverse effect) and (iii) there shall not exist any default or event of default under the Bridge Loan Agreement relating to (a) non-payment of amounts due under the Bridge Facility, (b) payment event of default under any Material Debt Instrument (including upon acceleration thereof), (c) bankruptcy or insolvency or (d) invalidity of Loan Documents.

7.	Repayment of Certain Obligations of the Acquired Business. All amounts due or outstanding in respect of the following facilities of the Acquired Business shall have been (or substantially simultaneously with the closing under the Bridge Facility shall be) paid in full, all commitments (if any) in respect thereof terminated and all guarantees (if any) thereof and security (if any) therefor discharged and released: (a) that certain senior secured revolving credit agreement, dated as of December 7, 2015, among NXP B.V. and NXP Funding LLC, as borrowers, the several lenders from time to time parties thereto, and Morgan Stanley Senior Funding Inc., as administrative agent, (b) that certain senior secured term credit agreement, dated as of March 4, 2011, among NXP B.V. and NXP Funding LLC, as borrowers, the several lenders from time to time parties thereto, and Barclays Bank PLC, as administrative agent, and (c) that certain senior secured term credit agreement, dated as of December 7, 2015, among NXP B.V. and NXP Funding LLC, as borrowers, the several lenders from time to time parties thereto, and Credit Suisse AG, as administrative agent.

Annex C-4

SCHEDULE I

TO ANNEX C

Project River

Form of Solvency Certificate

SOLVENCY CERTIFICATE

of

QUALCOMM INCORPORATED

AND ITS SUBSIDIARIES

Pursuant to Section [●] of the Credit Agreement, the undersigned hereby certifies, solely in such undersigned’s capacity as chief financial officer of QUALCOMM Incorporated (the “Company”), and not individually, as follows:

As of the date hereof, after giving effect to the consummation of the Transactions, including the making of the Bridge Loans under the Credit Agreement, and after giving effect to the application of the proceeds of such indebtedness:

a.	The fair value of the assets of the Company and its subsidiaries, on a consolidated basis, exceeds, on a consolidated basis, their debts and liabilities, subordinated, contingent or otherwise;

b.	The present fair saleable value of the property of the Company and its subsidiaries, on a consolidated basis, is greater than the amount that will be required to pay the probable liability, on a consolidated basis, of their debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured;

c.	The Company and its subsidiaries, on a consolidated basis, are able to pay their debts and liabilities, subordinated, contingent or otherwise, as such liabilities become absolute and matured; and

d.	The Company and its subsidiaries, on a consolidated basis, are not engaged in, and are not about to engage in, business for which they have unreasonably small capital.

For purposes of this Certificate, the amount of any contingent liability at any time shall be computed as the amount that would reasonably be expected to become an actual and matured liability. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to them in the Credit Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has executed this Certificate in such undersigned’s capacity as chief financial officer of the Company, on behalf of the Company, and not individually, as of the date first stated above.

QUALCOMM INCORPORATED

By:
Name:
Title:

Schedule I-2